Forbes Medi-Tech Inc.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

December 11, 2002

Forbes Medi-Tech Inc.

(Commission File No. 0-30076)

200-750 West Pender Street

Vancouver, British Columbia, Canada V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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<EDGAR Document Name>

<Delivery Date>

<EDGAR Document Number>

Exhibit Index

Exhibit No.

Description

1.

Press Release –12/11/02

December 11, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

Date: December 11, 2002

By:

/s/ Charles A. Butt

Charles A. Butt

President & CEO

Forbes Medi-Tech Inc.

“Developing Nutraceuticals & Pharmaceuticals from Nature”

For Immediate Release

Forbes Medi-Tech Fights Cholesterol with Chocolate

Vancouver, British Columbia –December 11, 2002 Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced the study results of its cholesterol-lowering functional food, chocolate, have been published in the British Journal of Nutrition. The recently published results state that participants eating the phytosterol (Reducol™)-enriched chocolate reduced their LDL cholesterol by 10.3%.

For 4 weeks, 70 participants with mild hypercholesterolemia consumed three 10g servings of the phytosterol (Reducol™)-enriched chocolate per day that provided 1.8 g of unesterified phytosterols. The control group consumed placebo portions of chocolate that contained no phytosterol supplement.  All subjects consumed a low-fat, low-cholesterol diet both before and during the study period. At the end of the study, blood levels of both total and LDL-cholesterol levels were statistically significantly reduced by 6.4% (- 0.44 millimoles per litre (mmol/l)) and 10.3% (- 0.49 mmol/l), respectively when compared to the placebo group.

These levels of reduction in blood cholesterol are clinically significant in the fight against cholesterol-induced risk of coronary artery disease.  Thus, consumption of chocolates fortified with phytosterols may provide an additional option for individuals needing to lower their blood cholesterol levels.  According to the National Cholesterol Education Program (NCEP), there are approximately 100 million individuals in North America who fall into this category.  Furthermore, the development of these cholesterol-lowering products, such as chocolates, is in accord with the recommendations from the NCEP that such individuals consume foods containing plant phytosterols.

“Functional food has not always been palatable”, says Study Director, Dr Haydn Pritchard of the University of British Columbia. “Focusing on the consumer’s appetite for lowering cholesterol, we felt the Belgium truffle chocolates containing Reducol™ provided an appealing vehicle to lower their cholesterol – and taste good”, said Pritchard.

Forbes’ cholesterol-lowering ingredients can also be combined with a wide variety of food matrices including dairy products, baked goods, and cooking oil. The chocolate study results, originally submitted in 2001, adds to the strength of evidence of the health benefits of Reducol™ using a different food matrix while the recent publication provides an ideal tool for developing potential partnership or licensing agreements with food manufacturers. The potential success of Reducol™–enriched products is fuelled by the ability of such companies to advertise the clinical data and health benefits of phytosterol-enriched foods. The Company is currently awaiting the response from regulatory authorities in the U.S., European Union and Canada regarding a health claim supporting the health benefits of phytosterols related to cardiovascular health.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. By extracting plant sterols from wood pulping by-products, Forbes has developed cholesterol-lowering agents to be used as pharmaceutical therapeutics, dietary supplements and functional food ingredients.

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For more information, please contact:

Darren Seed

Manager, Investor Relations

Telephone: (604) 681-8976

E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This press release contains forward-looking statements concerning anticipated developments in the Company’s business, including the potential success of Reducol™-enriched products, and other information in future periods. These forward-looking statements can be identified by the use of forward-looking terminology, such as, “potential”, “may”, “for developing”, “to” and similar expressions or variations thereon, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, uncertainty as to whether any partnership or licensing agreements with potential manufacturers will be concluded; uncertainty as to whether, or when, regulatory authorities in the U.S., European Union and Canada will permit a health claim supporting the health benefits of phytosterols related to cardiovascular health, and if so, whether that health claim will be of benefit to the Company or its potential partners, licensees, and other customers; uncertainty as to market acceptance of the Company’s products; and other risks and uncertainties identified in this press release and other regulatory filings . The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements. See also the Company’s reports filed with the Toronto Stock Exchange, the Ontario and B.C. Securities Commissions, and the U.S. Securities and Exchange Commission from time to time for other cautionary statements identifying important factors with respect to such forward-looking statements.  The Company does not assume any obligation to update any forward-looking statement contained herein.